Midwest Energy Emissions Corp.

1810 Jester Drive

Corsicana, TX 75109

(614) 505-6115

August 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Midwest Energy Emissions Corp. Withdrawal of Registration Statement on Form S-1 Filed on November 10, 2021 File No. 333-260960

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Midwest Energy Emissions Corp. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1 together with all amendments and exhibits thereto (File No. 333-260960), initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2021 (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it has determined not to seek a public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP via email at andy.tucker@nelsonmullins.com or via facsimile at (202) 689-2860. Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Andrew M. Tucker at (202) 689-2987. Thank you for your assistance.

Very truly yours,

Midwest Energy Emissions Corp.

By:	/s/ Richard MacPherson
Richard MacPherson
President and Chief Executive Officer

cc:

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP